

Mail Stop 3561

September 18, 2017

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

     **Re:    eBay Inc.**
             **Form 10-K for the year ended December 31, 2016**
             **Response Dated August 24, 2017**
             **File No. 001-37713**

Dear Mr. Wenig:

We have reviewed your August 24, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2017 letter.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes, page F-36

1. We note your response to comment 1 and have the following comments:

   - Your response indicates that the step-up in tax basis for your foreign eBay platforms resulted from your election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority and was not due to the subsequent transfer of assets to a wholly-owned subsidiary.  Your response also indicates that the step-up in tax basis for your foreign Classifieds platform resulted from voluntarily domiciling your foreign Classifieds intangible assets into a new tax jurisdiction and was not due to the subsequent transfer of assets to a wholly-owned subsidiary.  As the disclosures within your Form 10-K and subsequent Forms 10-Q about realigning your legal structure may suggest that the step-up in tax bases and resulting impact on your book and cash income taxes was related to intra-entity transfers, please clarify your disclosures.

- We note your disclosure on page 43 that in the future the noncash tax impacts of the realignment in your foreign eBay platforms will significantly increase your income tax provision.  We note you make a similar disclosure on page 34 of your June 30, 2017 Form 10-Q.  Please revise your disclosure to better explain what these noncash tax impacts are and over what time period they will increase your income tax provision.

- We further note your disclosure on page 43 that you expect in the future that the cash tax benefits will remain consistent, subject to the performance of your foreign platforms.  We note you make a similar disclosure on page 34 of your June 30, 2017 Form 10-Q.  Please revise your disclosure to clarify over what time period you expect the cash tax benefits to remain consistent.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products